Exhibit 99.1

elan                                                       biogen idec


FOR IMMEDIATE RELEASE

For More Information Contact:
MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5755                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Elizabeth Woo
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526

        ELAN AND BIOGEN IDEC ANNOUNCE ANTEGREN(R) (NATALIZUMAB) PHASE III
         MAINTENANCE TRIAL IN CROHN'S DISEASE MET ITS PRIMARY ENDPOINT

Dublin, Ireland, Cambridge, MA and San Diego, CA -- January 29, 2004 -- Elan Corporation, plc and Biogen Idec today announced that the Phase III maintenance trial of ANTEGREN(R) (natalizumab) in Crohn's disease met the primary endpoint of maintenance of response. Maintenance of response was defined by a sustained Crohn's Disease Activity Index (CDAI) score of less than 220 as well as no use of rescue intervention throughout 6 months of this study. There was a significant treatment difference of greater than 30 percent in favor of natalizumab, in patients taking the drug compared to those taking placebo. No notable difference in the overall rates of side effects between natalizumab and placebo treatment groups was observed through month 6.

Elan and Biogen Idec, which are collaborating on the development, manufacturing and marketing of natalizumab, will discuss these data with regulatory authorities in both the U.S. and Europe and determine the appropriate path forward for natalizumab in Crohn's disease. The clinical development program for natalizumab in multiple sclerosis (MS) is ongoing, with more than 2,000 patients enrolled.

"We are extremely encouraged by these findings and are committed to the further development and evaluation of natalizumab in Crohn's disease," said Lars Ekman, MD, executive vice president and president, Research and Development, Elan. "These natalizumab data also reinforce the importance of studying its novel mechanism of action in the treatment of other


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severe and chronic inflammatory diseases. We expect to share the data from this study at a major medical meeting in the first half of this year."

The Phase III, double-blind, placebo-controlled, international trial known as ENACT-2 (Evaluation of Natalizumab as Continuous Therapy-2) enrolled responders from ENACT-1 (a 3-month study in patients with very active Crohn's disease). These 428 patients from ENACT-1 were re-randomized after 3 months to one of two treatment groups: natalizumab (300 mg) or placebo, both administered monthly for a total of 12 months. The primary endpoint was through month 6 of ENACT-2; additional analyses will be performed at other timepoints.

The safety profile seen in this trial is similar to that seen in previous natalizumab trials. The most frequently reported adverse events in either group in the first 6 months of the study were headache, nausea and abdominal pain.

The Ongoing Clinical Development Program for Natalizumab

Concurrently, two Phase III studies in multiple sclerosis (MS) are underway. AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and reduce the rate of clinical relapses; SENTINEL (safety and efficacy of natalizumab in combination with AVONEX(R) (Interferon beta-1a) in patients with relapsing-remitting MS) will determine if the combination of natalizumab and AVONEX is more effective than treatment with AVONEX alone in slowing rate of disability and reducing rate of clinical relapses.

"We are confident in the potential of natalizumab as a therapeutic option for patients with chronic immunologic diseases," said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "We look forward to working with the regulatory agencies to determine the next steps."

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, has a novel mechanism of action: it is the first alpha-4 antagonist in the new SAM (selective adhesion molecule) inhibitor class. The drug was designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue -- the gastrointestinal tract in Crohn's disease, the brain in MS and the joints in rheumatoid arthritis -- where they may cause or


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maintain inflammation. To date, more than 4,000 patients have participated in natalizumab clinical studies.

About Crohn's Disease

Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory relapsing-remitting disease of the gastrointestinal tract, which commonly affects both men and women. The disease usually causes diarrhea, crampy abdominal pain, often fever, and at times rectal bleeding. Loss of appetite and subsequent weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children.

Conference Call and Webcast

Elan and Biogen Idec are conducting a joint conference call to discuss natalizumab results in Crohn's disease at 8:30 am ET on January 29, 2004, and the playback information can be accessed through Elan's homepage, http://www.elan.com and Biogen Idec's homepage, http://www.biogenidec.com.

About Elan

Elan Corporation, plc (NYSE: ELN) is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential for ANTEGREN(R)(natalizumab) as a therapeutic product. These statements are based on the companies' current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. Drug development involves a high degree of risk. Success in any clinical trial does not ensure that other clinical trials will be successful. For


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example, natalizumab may not show as promising a therapeutic effect or safety profile in other clinical trials. The results achieved in such trials may not be sufficient to meet applicable regulatory standards. Problems or delays may arise during clinical trials or in the course of developing, testing or manufacturing natalizumab. Natalizumab development efforts could also be adversely affected if unexpected concerns arise from additional data analysis or from new data or as a result of discussions with regulatory authorities or other obstacles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities see the companies' periodic reports filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.